Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-141425-02

March 3, 2010

Western Massachusetts Electric Company

Pricing Term Sheet

Issuer:	Western Massachusetts Electric Company
Security:	$95,000,000 5.10% Senior Notes, Series E, due 2020
Maturity:	March 1, 2020
Coupon:	5.10%
Price to Public:	99.646% of face amount
Yield to Maturity:	5.146%
Spread to Benchmark Treasury:	+150 basis points
Benchmark Treasury:	3.625% due February 15, 2020
Benchmark Treasury Rate:	99-26+
Benchmark Treasury Yield:	3.646%
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2010
Redemption Provisions:
Make-whole call:	At any time at a discount rate of Treasury plus 25 basis points
Settlement:	March 8, 2010
CUSIP:	958587 BH9
Ratings:	Baa2 by Moody’s Investors Service
BBB by Standard & Poor’s Ratings Services
BBB+ by Fitch Ratings
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC
Citigroup Global Markets Inc.
Co-Managers:	Mitsubishi UFJ Securities (USA), Inc.
TD Securities (USA) LLC

The pro forma ratio of consolidated earnings to fixed charges for the year ended December 31, 2009 was 2.63x.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC collect at 1-212-635-8974 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407.